Exhibit 99.1

First High-School Education Group Provides Updates on its Gaokao Tutoring Business

BEIJING, July 30, 2021 /PRNewswire/ — First High-School Education Group Co., Ltd. (“First High-School Education Group” or the “Company”) (NYSE: FHS), today announced that all its existing tutorial schools for Gaokao repeaters have begun instruction. Among the seven provinces where the Company has newly opened schools, those in three provinces have begun instruction. The schools in the other four provinces have completed campus preparations, and instruction will begin in this August. This marks the latest development following the Company’s strategic business plan across China under the favorable situation, where many provinces prohibit public schools from operating Gaokao repeaters business. The Company continues to leverage the advantages of private education mechanisms to grasp development opportunities deriving from the integration between vocational and academic education at the high school level.

The Company’s board of directors believes that the Company’s smooth expansion of its business nationwide is attributed to the high-quality development across all its schools in compliance with laws and regulations, its strong organic growth, and the high recognition of its schools’ excellence from a vast number of students and parents. The Company believes that by providing students with quality education opportunities at all its schools, they will have greater opportunities to successfully participate in the university entrance examination and realize their dreams of receiving quality higher education.

Currently, the relevant education policies and regulations promulgated in China have not had any negative impact on the development of the Company’s high school and Gaokao repeaters’ tutorial schools. Regarding the “Regulations for the Implementation of Private Education Promotion Law” which will take effect on September 1, 2021, the First High-School Education Group has conducted in-depth studies and will continue to perform education responsibilities in full compliance with national regulations.

About First High-School Education Group

First High-School Education Group is the largest operator of private high schools in Western China and the third largest operator in China1. First High-School Education Group has a network of 19 schools, offering 14 high school programs, seven middle school programs and four tutorial school programs for Gaokao repeaters, as of December 31, 2020. All of schools of the Company are strategically located in Western China. The Company aspires to become a leader and innovator of private high school education in China. For more information, please visit https://ir.diyi.top/.

[1]	In terms of student enrollment as of December 31, 2019, according to an industry report commissioned by First High-School Education Group and prepared by China Insights Industry Consultancy Limited.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For Investor and Media Inquiries Please Contact:

In China:

First High-School Education Group

Lillian Liu

Tel: +86-13062818313

E-mail: liuyi@dygz.com

The Blueshirt Group

Ms. Susie Wang

Phone: +86 138-1081-7475

Email: susie@blueshirtgroup.com

In the United States:

The Blueshirt Group

Ms. Julia Qian

Phone: +1 973-619-3227

Email: Julia@blueshirtgroup.com